

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2024

Kevin A. Richardson II
Interim Chief Executive Officer
Qualigen Therapeutics, Inc.
5857 Owens Avenue, Suite 300
Carlsbad, CA 92008

> **Re: Qualigen Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 9, 2024**
> **File No. 333-283708**

Dear Kevin A. Richardson II:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ross Carmel, Esq.